UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(AMENDMENT NO.3)

CREXUS INVESTMENT CORP.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

226553 105
(CUSIP Number)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
Tel: (212) 696-0100
Fax: (212) 696-9809
_________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
David W. Bernstein
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022
Phone: (212) 536-4029
Fax: (212) 536-3901

January 30, 2013
_________________
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Annaly Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

9,527,778

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

9,527,778

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,527,778

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

12.4%

14	TYPE OF REPORTING PERSON

CO

AMENDMENT NO. 3 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

Item 1.    Security and Issuer

This Amendment No. 3 relates to the common stock, par value $0.01 per share, of CreXus Investment Corp. (the “Issuer”), a Maryland corporation.  It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009, as amended by Amendment No. 1, dated April 1, 2011, and Amendment No. 2, dated November 9, 2012.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

If Annaly purchases all the shares of the Issuer that Annaly does not already own as described in Item 4 for a per share purchase price of $13.00, plus a sum approximating a prorated portion of a quarterly dividend paid by the Issuer, the aggregate purchase price will be approximately $872.3 plus the sum equal to a prorated dividend.  Annaly will pay this sum with internally generated funds.

Item 4.   Purpose of the Transaction.

Item 4 is amended and supplemented as follows:

On January 30, 2013, Annaly entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and CXS Acquisition Corporation, a wholly owned subsidiary of Annaly.  The transactions contemplated by the Merger Agreement include a tender offer, followed by a merger, in each of which the holders of shares of the Issuer (other than Annaly) would receive cash consideration of $13.00, plus a sum approximating a prorated portion of a quarterly dividend that would have been paid by the Issuer, per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 31, 2013

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Chief Legal Officer